

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Patrick J. Pedonti
Senior VP and Chief Financial Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095

    Re: SS&C Technologies Holdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 12, 2012
             File No. 001-34675

Dear Mr. Pedonti:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

"SS&C Holdings is a holding company with no operations or assets . . .," page 31

1.   You disclose that your ability to pay dividends is limited by your status as a holding company and by the terms of the agreement governing your senior credit facility, which significantly restricts the ability of your subsidiaries to pay dividends or otherwise transfer assets to SS&C Holdings. We further note that you provided parent company financial statement information in Schedule I to your Form S-1 that went effective on February 3, 2011 pursuant to Rules 12-04 and 4-08(e)(3) of Regulation S-K. Given that it appears these restrictions have not changed since the effectiveness of your Form S-1, please explain why you did not provide Schedule I in your Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Cash Flows, page F-4

2.   We note that you classify income tax benefits related to the exercise of stock options as a cash inflow from financing activities in fiscal 2011, 2010, and 2009. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to ASC 230-10-45-17-c and ASC 718-20-55-24. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each year presented.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basic and Diluted Earnings per Share, page F-13

3.   We note that you have both Class A non-voting common stock and common stock outstanding. Tell us what consideration you gave to computing earnings per share for each class of common stock pursuant to the two-class method. We refer you to ASC 260-10-45-60B(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Patrick J. Pedonti
SS&C Technologies Holdings, Inc.
July 17, 2012
Page 3

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief